Exhibit 23.3

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Postal Realty Trust, Inc. on Form S-8 of our report dated December 1, 2020, which includes an emphasis of matter paragraph explaining that the statement of revenues and certain expenses was prepared for the purpose of complying with rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and it is not intended to be a complete presentation of the Industrial Property’s revenues and certain expenses, with respect to our audit of the statement of revenues and certain expenses of the property known as the Industrial Property for the year ended December 31, 2019, appearing in the Current Report of Postal Realty Trust, Inc. on Form 8-K filed on December 2, 2020.

/s/ Marcum LLP

Marcum LLP

New York, NY

December 2, 2020